FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           For the month of July, 2007

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)







The following replaces the proposed timetable for any fourth interim dividend for 2007, which was contained in paragraph 15, Additional Information, in the Interim Results 2007 announcement issued under RNS Number 0623B at 09.15am on 30 July 2007:



"Fourth interim dividend for 2007


Announcement                                                  3 March 2008



Shares quoted ex-dividend in London, Hong
Kong and Bermuda                                             19 March 2008



American Depositary Shares quoted ex-dividend
in New York                                                  20 March 2008


Record date and closure of Hong Kong and Bermuda
Overseas Branch Registers of shareholders for one day        25 March 2008



Shares quoted ex-dividend in Paris                           26 March 2008



Payment  date                                                   7 May 2008"







R G Barber
Group Company Secretary






                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  30 July, 2007